UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
TARGANTA THERAPEUTICS CORPORATION
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
87612C100
(CUSIP Number)
Paul M.Antinori
General Counsel & Senior Vice President
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(978) 290-6000
with copies to:
David E. Redlick
Hal J. Leibowitz
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	87612C100	13 D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSON The Medicines Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,622,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,622,942*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* An aggregate of 7,622,942 shares of Targanta Therapeutics Corporation ( “Issuer”) common stock are subject to Stockholder Agreements dated January 12, 2009 (the “Stockholder Agreements”) entered into between The Medicines Company (“MDCO”) and each of the stockholders of Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below). MDCO expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholder Agreements, and this Schedule 13D shall not be construed as an admission that MDCO is the beneficial owner of any securities covered by this Schedule 13D. Based on the number of shares of Issuer common stock outstanding as of January 12, 2009 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the Stockholder Agreements represents approximately 36.3% of Issuer’s outstanding common stock.

CUSIP No.	87612C100	13 D	Page	3	of	12 Pages

1	NAME OF REPORTING PERSON Boxford Subsidiary Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,622,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,622,942*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* An aggregate of 7,622,942 shares of Targanta Therapeutics Corporation (“Issuer”) common stock are subject to Stockholder Agreements dated January 12, 2009 (the “Stockholder Agreements”) entered into between The Medicines Company (“MDCO”) and each of the stockholders of Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below). Boxford Subsidiary Corporation (“Purchaser”) is a wholly owned subsidiary of MDCO. Purchaser expressly disclaims beneficial ownership of any such shares of Issuer common stock covered by the Stockholder Agreements, and this Schedule 13D shall not be construed as an admission that Purchaser is the beneficial owner of any securities covered by this Schedule 13D. Based on the number of shares of Issuer common stock outstanding as of January 12, 2009 (as represented by Issuer in the Merger Agreement (as defined herein)), the number of shares of Issuer’s common stock covered by the
Stockholder Agreements represents approximately 36.3% of Issuer’s outstanding common stock.

Page 4 of 12 Pages	Schedule 13D
This Schedule 13D (this “Statement”) is being filed with the Securities and Exchange Commission by The Medicines Company, a Delaware corporation (“MDCO”), and Boxford Subsidiary Corporation, a Delaware corporation and a wholly owned subsidiary of MDCO (“Purchaser”), in connection with those certain Stockholder Agreements (the “Stockholder Agreements”), each dated as of January 12, 2009, by and among MDCO and each of Caduceus Private Investments III LP, OrbiMed Associates III, LP, Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., J&L Sherblom Family LLC, Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P., VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. (each a “Stockholder” and collectively, the “Stockholders”). The Stockholder Agreements were entered into in connection with the signing of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 12, 2009, by and among MDCO, Purchaser and Targanta Therapeutics Corporation, a Delaware corporation (“Issuer”). The Merger Agreement provides for, subject to the satisfaction or waiver of the conditions set forth therein, MDCO’s acquisition of Issuer pursuant to (i) a tender offer (the “Offer”) by Purchaser for all of Issuer’s issued and outstanding shares of common stock, $0.0001 par value per share (“Common Stock”), for consideration of (a) $2.00 per share net in cash to the seller thereof and (b) a contractual right (a “CPR”) to receive up to $4.55 per share in contingent cash payments upon achievement of specified regulatory and commercial milestones within agreed-upon time periods, followed by (ii) the merger of Purchaser with and into Issuer with Issuer as the surviving corporation (the “Merger”). The closing cash payment and any amount paid with respect to the CPRs will be subject to any required holding of taxes, and no interest will be paid thereon.

Item 1. Security and Issuer.
This Statement relates to shares of Common Stock. The principal executive office of Issuer is located at 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142.
Item 2. Identity and Background.
This Statement is being filed by MDCO and Purchaser, both Delaware corporations. The address of the principal business and the principal offices of each of MDCO and Purchaser is 8 Sylvan Way, Parsippany, New Jersey 07054. MDCO is a biopharmaceuticals company focused on advancing the treatment of critical care patients through the delivery of innovative, cost-effective medicines to the worldwide hospital marketplace. Purchaser was formed for the purpose of effecting the Offer and the Merger and has not engaged in any activities other than those incident to its formation and such transactions.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MDCO and Purchaser are set forth on Schedule A hereto and are incorporated herein by reference.
During the last five years, neither MDCO nor Purchaser, nor, to the knowledge of MDCO and Purchaser, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As inducement for MDCO to enter into the Merger Agreement, each Stockholder entered into a Stockholder Agreement. Pursuant to the Stockholder Agreements, the Stockholders granted MDCO an irrevocable proxy to vote their Shares (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Offer or the Merger, (iii) against any acquisition proposal (other than the Offer or the Merger) and (iv) against any other action that is intended, or could reasonably be expected, to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of a Stockholder under a Stockholder Agreement or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Offer or the Merger. MDCO did not pay any consideration to the Stockholders in connection with the execution of the Stockholder Agreements.
MDCO estimates that the total amount of funds and other consideration required to purchase all outstanding shares of Common Stock pursuant to the Offer and to complete the Merger will be approximately $138 million, plus fees and expenses, which includes approximately $42 million in initial consideration in respect of the Shares and up to approximately $96 million in CPRs in respect of the Shares. Purchaser, through MDCO, will have sufficient funds and

Page 5 of 12 Pages	Schedule 13D
financial resources available to pay the closing consideration to each Issuer stockholder who validly tenders his or her shares of Common Stock in the Offer and to acquire all of the outstanding shares of Common Stock pursuant to the Merger.
Schedule B hereto sets forth, to the knowledge of MDCO and Purchaser, the number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by each Stockholder.
Item 4. Purpose of Transaction.
On January 12, 2009, MDCO, Purchaser and Issuer entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, MDCO will acquire Issuer via the Offer and the subsequent Merger. Upon consummation of the Offer, Issuer will become a majority owned subsidiary of Purchaser, and a majority owned indirect subsidiary of MDCO. Upon consummation of the Merger, Issuer will become a wholly-owned subsidiary of MDCO. The primary intent of MDCO and Purchaser is to complete the Offer and the Merger so that MDCO acquires control of Issuer.
In the Offer, Purchaser is offering to purchase all the outstanding shares of Common Stock for consideration of (a) $2.00 per share net in cash to the seller thereof and (b) one CPR to each seller of shares in the Offer (the “Offer Price”). The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock that represents at least a majority of the outstanding shares of Common Stock on a fully diluted basis (the “Minimum Condition”). The Minimum Condition may not be waived without Issuer’s written consent.
The Merger Agreement provides that, promptly after Purchaser first accepts for payment any shares of Common Stock tendered and not withdrawn pursuant to the Offer, and from time to time thereafter, Purchaser is entitled to elect or designate such number of members of Issuer’s board of directors, rounded up to the next whole number, as is equal to the product of:
•	the total number of directors on Issuer’s board of directors (after giving effect to the directors elected or designated by Purchaser) multiplied by

•	the percentage that the aggregate number of shares of Common Stock beneficially owned by MDCO or Purchaser bears to the total number of shares of Common Stock then outstanding, provided that in no event shall Purchaser’s designees constitute less than a majority of Issuer’s board.
Pursuant to the terms of the Merger Agreement, Issuer has granted Purchaser an irrevocable option to purchase, at a per share price equal to the Offer Price, that number of shares of Common Stock that is equal to one share of Common Stock more than the number of shares of Common Stock needed to give Purchaser ownership of 90% of the outstanding shares of Common Stock on a fully diluted basis. This “top-up option” is exercisable only if, among other things, the Minimum Condition is satisfied. Under the Delaware General Corporation Law (the “DGCL”), if, as a result of the Offer or otherwise, Purchaser acquires at least 90% of the outstanding shares of Common Stock, MDCO and Purchaser could effect the Merger without prior notice to, or any action by, any other stockholder of Issuer.
Upon consummation of the Merger, each outstanding share of Common Stock (other than (i) any shares of Common Stock owned by MDCO, Purchaser or Issuer or any direct or indirect wholly owned subsidiary of MDCO, Purchaser or Issuer, or (ii) any shares of Common Stock that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price.
Upon consummation of the Merger, the (i) directors of Purchaser will be appointed as the directors of Issuer, (ii) certificate of incorporation of Issuer will be amended and restated in the form attached to the Merger Agreement and (iii) the bylaws of Issuer will be the bylaws of Purchaser immediately prior to the consummation of the Merger.
Following the Merger, the shares of Common Stock will no longer be traded on the Nasdaq Global Market, there will be no public market for such shares, and registration of such shares under the Exchange Act will be terminated.
As an inducement to enter into the Merger Agreement, and in consideration thereof, each Stockholder, solely in such Stockholder’s capacity as a stockholder of Issuer, entered into a Stockholder Agreement with MDCO.

Page 6 of 12 Pages	Schedule 13D
Pursuant to the Stockholder Agreements, each Stockholder has agreed to tender and sell to Purchaser all of such Stockholder’s shares of Common Stock pursuant to the Offer not later than 5:00 p.m. New York time on the third business day prior to the initial expiration date of the Offer, and not to withdraw such shares once tendered. Each Stockholder has also agreed to vote his or her shares of Common Stock (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Offer or the Merger, (iii) against any acquisition proposal (other than the Offer or the Merger) and (iv) against any other action that is intended, or could reasonably be expected, to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of a Stockholder under a Stockholder Agreement or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Offer or the Merger. In addition, under the Stockholder Agreements (so long as they remain in effect), each Stockholder has granted an irrevocable proxy to and appointed MDCO or any nominee of MDCO as such Stockholder’s proxy and attorney-in-fact to vote all of the Shares held by such Stockholder as set forth above.
The foregoing descriptions of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Statement and a copy of the form of Stockholder Agreement is attached as Exhibit 2 to this Statement.
Item 5. Interest in Securities of Issuer.
(a) and (b)
As a result of the Stockholder Agreements, MDCO, Purchaser and the persons named in Schedule A may be deemed to have the power to vote up to 7,622,942 shares of Common Stock in favor of adoption of the Merger Agreement and approval of the Merger and otherwise as provided in the Stockholder Agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, MDCO, Purchaser and the persons named in Schedule A may be deemed to be the beneficial owners of an aggregate of 7,622,942 shares of Common Stock, constituting approximately 36.3% of the issued and outstanding shares of Common Stock as of January 12, 2009, as represented by Issuer in the Merger Agreement.
Neither MDCO nor Purchaser nor, to the knowledge of MDCO and Purchaser, any person named in Schedule A is entitled to any rights as a stockholder of Issuer as to the Common Stock covered by the Stockholder Agreements, except as otherwise expressly provided in the Stockholder Agreements or as disclosed in Schedule A hereto. Each of MDCO, Purchaser and the persons named in Schedule A disclaims any beneficial ownership of such shares.
Pursuant to the terms of the Merger Agreement, Issuer has granted Purchaser an irrevocable option to purchase, at a per share price equal to the Offer Price, that number of shares of Common Stock that is equal to one share of Common Stock more than the number of shares of Common Stock needed to give Purchaser ownership of 90% of the outstanding shares of Common Stock on a fully diluted basis. This “top-up option” is exercisable only if, among other things, the Minimum Condition is satisfied.
Except as set forth in this Item 5(a) and (b) or in Schedule A hereto, none of MDCO, Purchaser or, to the knowledge of MDCO and Purchaser, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.
(c) Except for the agreements described above, or as disclosed in Schedule A hereto, to the knowledge of MDCO and Purchaser, no transaction in the class of securities reported has been effected during the past 60 days by MDCO, Purchaser or any person named in Schedule A.
(d) To the knowledge of MDCO or Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
(e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
Except for the agreements described above or as disclosed in Schedule A hereto, to the knowledge of MDCO and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any

Page 7 of 12 Pages	Schedule 13D
other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.
Issuer has informed MDCO that, after a reasonable inquiry by Issuer, each executive officer, director, affiliate and subsidiary of Issuer who owns shares of Common Stock presently intends to tender in the Offer all shares of Common Stock that he or she owns of record or beneficially, other than any shares that if tendered would cause him or her to incur liability under the short-swing profits recovery provisions of the Exchange Act.
Item 7. Material to be Filed as Exhibits.
Exhibit 1: Agreement and Plan of Merger by and among The Medicines Company, Boxford Subsidiary Corporation and Targanta Therapeutics Corporation, dated January 12, 2009 (filed as Exhibit 2.1 to the Current Report on Form 8-K on January 14, 2009 by The Medicines Company and incorporated herein by reference).
Exhibit 2: Form of Stockholder Agreement between The Medicines Company and each of the Stockholders party thereto, dated January 12, 2009.
Exhibit 3: Joint Filing Agreement, dated January 22, 2009.
[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:January 22, 2009

THE MEDICINES COMPANY
/s/ Paul M. Antinori
Paul M. Antinori
General Counsel & Senior Vice President
Dated:January 22, 2009

BOXFORD SUBSIDIARY CORPORATION
/s/ Paul M. Antinori
Paul M. Antinori
Secretary

SCHEDULE A
Directors and Executive Officers of The Medicines Company and Boxford Subsidiary Corporation
The Medicines Company
The current corporate executive officers and directors of The Medicines Company are listed below. The address of The Medicines Company is: 8 Sylvan Way, Parsippany, New Jersey 07054. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Medicines Company and, where applicable, the business address listed for each individual not principally employed by The Medicines Company is also the address of the corporation or other organization which principally employs that individual. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.
Directors

William W. Crouse	William W. Crouse has been a director since April 2003. Since January 1994, Mr. Crouse has been a Managing Director of HealthCare Ventures, a venture capital firm with a focus on biotechnology companies Mr. Crouse is currently the chairman of the board of directors of Uluru, Inc., a specialty pharmaceutical company, serves as a director of Targanta Therapeutics Corporation and is a member of the Boards of Trustees of Lehigh University and the New York Blood Center.

As of January 12, 2009, Mr. Crouse beneficially owned 129,338 shares of Common Stock, consisting of 58,539 shares of Common Stock, warrants exercisable within sixty days to purchase 2,206 shares of Common Stock and options exercisable within 60 days to purchase 68,593 shares of Common Stock, representing less than 1% of the total number of outstanding shares of Common Stock on such date. Mr. Crouse entered into an Option Termination Agreement, dated January 12, 2009, with Issuer providing for the termination of options to purchase 10,000 shares of Common Stock to the extent not exercised prior to the closing of the Merger without payment of any consideration.

Robert J. Hugin	Robert J. Hugin has been a director since April 2003. Since May 2006, Mr. Hugin has served as the President and Chief Operating Officer of Celgene Corporation, a biopharmaceutical company focused on cancer and immunological diseases. Mr. Hugin also serves as a director of Celgene Corporation.

T. Scott Johnson	T. Scott Johnson has been a director since September 1996. Since July 1999, Dr. Johnson has been a partner at JSB Partners, L.P., an investment bank that he founded in 1999, which focuses on mergers and acquisitions, private financings and corporate alliances within the healthcare sector

John P. Kelley	John P. Kelley has been President and Chief Operating Officer since December 2004 and a director since February 2005.

Armin M. Kessler	Armin M. Kessler has been a director since October 1998. Mr. Kessler currently also serves as a director of Gen-Probe Incorporated. Mr. Kessler is a citizen of Switzerland.

Clive A. Meanwell	Clive A. Meanwell has been a director since 1996. He has served as Chief Executive Officer since August 2004. Dr. Meanwell also serves as a director of Endo Pharmaceuticals Holdings Inc. Dr. Meanwell is a citizen of the United Kingdom.

Robert G. Savage	Robert G. Savage has been a director since April 2003. Since May 2003, Mr. Savage has served as President of Strategic Imagery LLC, a consulting company he owns. Mr. Savage also serves as a director for Noven Pharmaceuticals, EpiCept Corporation and Panacos Pharmaceuticals, Inc.

Hiroaki Shigeta	Hiroaki Shigeta has been a director since April 2007. Mr. Shigeta is a citizen of Japan.

Melvin K. Spigelman	Melvin K. Spigelman has been a director since September 2005. Dr. Spigelman has served as Director of Research and Development for the Global Alliance for TB Drug Development, a non-profit organization which seeks to accelerate the discovery and development of faster-acting and affordable drugs to fight tuberculosis, since June 2003.

Elizabeth H.S. Wyatt	Elizabeth H.S. Wyatt has been a director since March 2005. She also serves as a member of the Board of Trustees of Sweet Briar College.
Executive Officers

Paul M. Antinori	Paul M. Antinori has been General Counsel since May 2002 and a Senior Vice President since September 2006.

John P. Kelley	John P. Kelley has been President and Chief Operating Officer since December 2004 and a director since February 2005.

Clive A. Meanwell	Clive Meanwell has been a director since 1996. He has served as Chief Executive Officer since August 2004. Dr. Meanwell also serves as a director of Endo Pharmaceuticals Holdings Inc. Dr. Meanwell is a citizen of the United Kingdom.

Catharine S. Newberry	Catharine S. Newberry has been Senior Vice President Human Resources and Chief Human Strategy Officer since February 2006.

William O’Connor	William O’Connor has been Chief Accounting Officer since February 2008.

Glenn P. Sblendorio	Glenn P. Sblendorio has been Chief Financial Officer and Executive Vice President since March 2006. Mr. Sblendorio currently serves as a director of Amicus Therapeutics, Inc., a biopharmaceutical company.

Kelli Watson-Pacicco	Kelli Watson-Pacicco has been Senior Vice President, Global Communications and Human Strategy since November 2007.
Boxford Subsidiary Corporation
     The current corporate executive officers and directors of Boxford Subsidiary Corporation are listed below. The address of Boxford Subsidiary Corporation is: c/o The Medicines Company, 8 Sylvan Way, Parsippany, New Jersey 07054. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Boxford Subsidiary Corporation and, where applicable, the business address listed for each individual not principally employed by Boxford Subsidiary Corporation is also the address of the corporation or other organization which principally employs that individual. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.
Director

Clive A. Meanwell	Clive A. Meanwell has served as director since the formation of Boxford Subsidiary Corporation in January 2009. Please see “The Medicines Company—Directors” for additional information regarding Dr. Meanwell.

Executive Officers

Clive A. Meanwell	Clive A. Meanwell has served as President since the formation of Boxford Subsidiary Corporation in January 2009. Please see “The Medicines Company—Executive Officers” for additional information regarding Dr. Meanwell.

Glenn P. Sblendorio	Glenn P. Sblendorio has served as Treasurer since the formation of Boxford Subsidiary Corporation in January 2009. Please see “The Medicines Company—Executive Officers” for additional information regarding Mr. Sblendorio.

Paul M. Antinori	Paul M. Antinori has served as Secretary since the formation of Boxford Subsidiary Corporation in January 2009. Please see “The Medicines Company—Executive Officers” for additional information regarding Mr. Antinori.

SCHEDULE B
Shares of Common Stock of Targanta Therapeutics Corporation Beneficially Owned by the Stockholders

		Shares issuable upon exercise of
		outstanding options, warrants or
Stockholder	Shares Owned	other rights
Caduceus Private Investments III LP	1,826,515	74,542

OrbiMed Associates III, LP	17,394	710

Radius Venture Partners III (OH), LP	43,188	2,140

Radius Venture Partners III QP, LP	343,874	17,036

Radius Venture Partners III, LP	31,535	1,562

Radius Venture Partners II, LP	418,597	20,738

Seaflower Health Ventures III, L.P.	887,340	—

Seaflower Health Ventures III Companion Fund, L.P.	16,497	—

J&L Sherblom Family LLC	190,735	—

Skyline Venture Partners Qualified Purchaser Fund IV, L.P.	1,699,311	69,328

Skyline Venture Partners Qualified Purchaser Fund III, L.P.	505,998	20,235

Skyline Venture Partners III, L.P.	12,599	504

Vengrowth Advanced Life Sciences Fund Inc.	1,523,210	—

Vengrowth III Investment Fund Inc.	106,149	—